KLEIN RETAIL CENTERS, INC.
330 Intertech Parkway, 3rd Floor
Angola, Indiana 46703

November 9, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Klein Retail Centers, Inc., Registration Statement on Form S-11, File No. 333-157962

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-11 (File No. 333-157962) filed with the Securities and Exchange Commission by Klein Retail Centers, Inc. (the “ Company ”) on November 9, 2010 (the “ Registration Statement ”).   The Registrant hereby rescinds the request for acceleration filed today requesting acceleration for Friday, November 12 but leaves in effect its request for acceleration for Wednesday, November 10, 2010.

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “ Act ”), the following delaying amendment, prescribed by Rule 473(a) of the Act, has been added and incorporated onto the cover page of the Registration Statement immediately preceding the calculation of registration fee table:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have questions or require additional information, please do not hesitate to contact me at 517/278-3050 or the Company's outside counsel, Cassidy & Associates, at 202/387-5400 or Robert Philipp at 414/332-2118.

Sincerely,

/s/ Kenneth Klein
President